SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 4)*

ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

04247X102
(CUSIP Number)

March 7, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102
1. Names of Reporting Persons. The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization
Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row 9 0%
12. Type of Reporting Person (See Instructions) OO

Introductory Note

This Schedule 13G/A ("Amendment No. 4")  amends and supplements the Schedule 13G filed by The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust on August 28, 2014 (as amended by Amendment No. 1 filed on February 25, 2015, Amendment No. 2 filed on January 21, 2016, and Amendment No. 3 filed on February 7, 2017, the "Schedule 13G") with respect to its ownership of shares of common stock, par value $0.01 per share, of Armstrong World Industries, Inc., a Pennsylvania corporation.
All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13G.
Item 1(a). Name of Issuer:

Armstrong World Industries, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2500 Columbia Avenue P.O. Box 3001
Lancaster, Pennsylvania 17603

Item 2(a). Name of Person Filing:

The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Edward E. Steiner
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

Item 2(c). Citizenship:

The Trust is a trust formed under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

04247X102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

This Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities subject to this report.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:March 13, 2017
THE ARMSTRONG WORLD INDUSTRIES, INC. ASBESTOS PERSONAL INJURY SETTLEMENT TRUST

/s/ Harry Huge
Harry Huge, Managing Trustee